EQUAL ENERGY LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited) (in thousands of Canadian dollars)	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	3,559	5,553
Accounts receivable	17,380	25,174
Prepaid expenses, deposits and other	1,694	870
Assets held for sale	-	9,678
Commodity contracts (note 9)	5,717	4,813
	28,350	46,088
Commodity contracts (note 9)	1,230	-
Property, plant and equipment (note 2)	392,238	404,995
Exploration and evaluation assets (note 3)	11,539	6,429
Deferred income tax asset	10,763	9,042
	444,120	466,554

Liabilities
Current liabilities
Accounts payable and accrued liabilities	17,868	24,239
Liabilities associated with assets held for sale	-	1,378
Current portion of decommissioning provision (note 6)	270	557
	18,138	26,174
Long-term debt (note 4)	112,224	138,820
Convertible debentures (note 5)	41,743	41,327
Decommissioning provision (note 6)	32,925	31,178
Deferred income tax liability	11,555	8,177
	216,585	245,676

Shareholders’ equity
Common shares	274,422	273,108
Contributed surplus	6,840	5,859
Equity component of convertible debentures (note 5)	1,588	1,588
Accumulated other comprehensive loss	(2,987)	(3,172)
Deficit	(52,328)	(56,505)
	227,535	220,878
	444,120	466,554
See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

((unaudited) (in thousands of Canadian dollars except shares)
	Number of common shares	Share capital	Contributed surplus	Equity component of convertible debentures	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
Balances at December 31, 2011	34,779,435	$273,108	$5,859	$1,588	$(3,172)	$(56,505)	$220,878
Issue of common shares under restricted share plan	289,554	1,314	(1,314)	-	-	-	-
Share-based compensation before capitalization	-	-	2,295	-	-	-	2,295
Net income and comprehensive loss for the period	-	-	-	-	185	4,177	4,362
Balances at June 30, 2012	35,068,989	$274,422	$6,840	$1,588	$(2,987)	$(52,328)	$227,535

Balances at December 31, 2010	27,709,859	$223,664	$2,727	$-	$(11,624)	$(42,545)	$172,222
Issue of common shares under restricted share plan	99,315	661	(661)	-	-	-	-
Issue of common shares under equity offering (net of issue costs/tax)	6,850,000	48,286	-	-	-	-	48,286
Share-based compensation before capitalization	-	-	1,440	-	-	-	1,440
Issue of convertible debentures	-	-	-	1,588	-	-	1,588
Loss and comprehensive loss for the period	-	-	-	-	(7,327)	3,110	(4,217)
Balances at June 30, 2011	34,659,174	$272,611	$3,506	$1,588	$(18,951)	$(39,435)	$219,319

See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/LOSS

	Three months ended June 30		Six months ended June 30
(unaudited) (in thousands of Canadian dollars except per share amounts)	2012	2011	2012	2011

Oil, NGL and natural gas revenues	23,758	42,210	54,945	77,159
Realized gain/(loss) on commodity contracts (note 9)	2,384	(386)	4,259	(257)
Unrealized gain on commodity contracts (note 9)	3,323	6,443	2,144	2,261
Royalty expense	(4,995)	(8,144)	(11,168)	(15,408)
Revenues, net of royalty expense	24,470	40,123	50,180	63,755

Operating expenses
Production	(7,985)	(10,761)	(17,185)	(19,612)
Transportation	(171)	(489)	(468)	(922)
General and administrative	(3,078)	(2,678)	(5,532)	(6,932)
Share-based compensation expense (note 7)	(951)	(966)	(2,098)	(1,383)
Depletion and depreciation (note 2)	(12,604)	(11,624)	(24,864)	(22,311)
Impairment in property, plant and equipment (note 2)	(8,465)	-	(8,465)	-
	(33,254)	(26,518)	(58,612)	(51,160)
Other income/(expenses)
Interest expense (note 10)	(2,049)	(2,782)	(4,377)	(5,925)
Accretion of decommissioning provision (note 6)	(181)	(186)	(382)	(375)
Gain/(loss) on sale of assets (note 2)	18,331	(178)	18,680	(357)
Transaction costs on asset acquisition	-	(1,710)	-	(1,710)
Redemption premium on convertible debentures	-	-	-	(1,897)
Realized foreign exchange gain/(loss)	(11)	(363)	145	4
Unrealized foreign exchange gain/(loss)	(2,377)	265	238	111
	13,713	(4,954)	14,304	(10,149)
Income before taxes	4,929	8,651	5,872	2,446

Taxes
Current tax expense	(68)	(164)	(68)	(245)
Deferred tax reduction/(expense)	(2,521)	(1,995)	(1,627)	909
	(2,589)	(2,159)	(1,695)	664

Net income	2,340	6,492	4,177	3,110

Other comprehensive income/(loss)
Foreign currency translation adjustment	6,287	(1,798)	185	(7,327)
Comprehensive income/(loss)	8,627	4,694	4,362	(4,217)

Earnings per share (note 8) – Basic	0.07	0.21	0.12	0.11
– Diluted	0.06	0.19	0.11	0.10

See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/LOSS

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/LOSS

(unaudited) (in thousands of Canadian dollars)	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Cash provided by (used in):
Operating
Net income	2,340	6,492	4,177	3,110
Share-based compensation (note 7)	951	966	2,098	1,383
Depletion and depreciation (note 2)	12,604	11,624	24,864	22,311
Impairment in property, plant and equipment (note 2)	8,465	-	8,465	-
Non-cash interest on convertible debenture (note 5)	209	159	416	320
Accretion of decommissioning provision (note 6)	181	186	382	375
Unrealized commodity contracts (gain)/loss (note 9)	(3,323)	(6,443)	(2,144)	(2,261)
(Gain)/loss on sale of assets	(18,331)	178	(18,680)	357
Transactions costs on asset acquisition	-	1,710	-	1,710
Redemption premium on convertible debentures	-	-	-	1,897
Unrealized foreign exchange (gain)/loss	2,377	(265)	(238)	(111)
Deferred tax (reduction)/expense	2,521	1,995	1,627	(909)
Funds from operations	7,994	16,602	20,967	28,182
Cash paid on decommissioning provision (note 6)	(355)	(216)	(639)	(621)
Transaction costs on asset acquisition	-	(1,710)	-	(1,710)
Changes in non-cash working capital items	79	6,776	141	1,622
	7,718	21,452	20,469	27,473
Financing
Increase/(decrease) in long-term debt (note 4)	(13,170)	42,868	(26,272)	98,024
Issue of shares, net of issuance costs	-	47,534	-	47,534
Issuance of convertible debentures, net of costs	-	-	-	42,741
Redemption of convertible debentures	-	-	-	(80,031)
Redemption fee on convertible debentures	-	-	-	(1,897)
	(13,170)	90,402	(26,272)	106,371
Investing
Property, plant and equipment additions	(12,092)	(21,234)	(24,222)	(44,008)
Asset acquisition	-	(86,098)	-	(86,098)
Proceeds on sale of property, plant and equipment	18,663	-	28,341	205
Changes in non-cash working capital items	(899)	(5,262)	(314)	(1,769)
	5,672	(112,594)	3,805	(131,670)
Foreign exchange on financial balances	78	(14)	4	(83)
Change in cash and cash equivalents	298	(754)	(1,994)	2,091
Cash and cash equivalents, beginning of period	3,261	5,350	5,553	2,505
Cash and cash equivalents, end of period	3,559	4,596	3,559	4,596

See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/LOSS

1.	Basis of presentation

Equal Energy Ltd. (“Equal” or the “Company”) is a publicly listed company whose common shares trade on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol EQU.  Equal is engaged in the exploration, development and production of oil, NGLs and natural gas in Canada and the United States and conducts many of its activities jointly with others.  These financial statements reflect only the Company’s proportionate interest in such activities.

These interim consolidated financial statements are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRs”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

All accounting policies and methods of computation followed in the preparation of these financial statements are the same as those disclosed in Notes 2 and 3 of Equal’s audited Consolidated Financial Statements as at and for the years ended December 31, 2011 and 2010.

These consolidated financial statements were authorized by the Company’s Board of Directors on August 9, 2012 and should be read in conjunction with the annual consolidated financial statements and accompanying notes of the Company for the year ended December 31, 2011.

2.	Property, plant and equipment (“PP&E”)

Cost or deemed cost (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at December 31, 2011	181,504	365,551	547,055
Capital expenditures	1,615	17,595	19,210
Divestures	(22,087)	(2,002)	(24,089)
Non-cash changes	1,623	267	1,890
Foreign currency translation adjustment	-	1,621	1,621
Balance at June 30, 2012	162,655	383,032	545,687

Depletion, depreciation and impairment losses (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at December 31, 2011	80,584	51,798	132,382
Depletion and depreciation	5,036	19,828	24,864
Impairments	8,465	-	8,465
Divestitures	(12,410)	(40)	(12,450)
Foreign currency translation adjustment	-	188	188
Balance at June 30, 2012	81,675	71,774	153,449

Net book value (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Property, plant and equipment	91,242	313,753	404,995
Assets held for sale	9,678	-	9,678
Balance at December 31, 2011	100,920	313,753	414,673
Balance at June 30, 2012	80,980	311,258	392,238

At June 30, 2012, Equal recognized $8.5 million in impairments relating to two Canadian CGUs.  The two Canadian CGUs which recognized impairments are in southeast Alberta ($7.3 million) and southwest Alberta ($1.2 million).  The impairments in both CGUs are the result of the decrease in forecasted prices for natural gas and oil.

The impairments were based on the difference between the June 30, 2011 net book value of the assets and the recoverable amount.  The recoverable amount was determined using the estimated value in use based on future cash flows of proved and probable reserves using forecasted prices and costs discounted at 11% and the estimated value of unproven properties.  The reserves, forecasted prices and costs used in the impairment test were determined by independent reserve engineers.

The following table summarizes the benchmark prices used in the testing of impairment in the property, plant and equipment.  The petroleum and natural gas prices are based on the June 30, 2012 commodity price forecast of Equal’s independent reserve engineers.

Year	WTI Oil ($U.S./bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/MMbtu)	Henry Hub ($U.S./MMbtu)	Foreign Exchange Rate (US$/CAD)
2012 (6 months)	90.00	87.30	2.75	3.55	0.975
2013	91.80	91.20	3.50	3.80	0.975
2014	93.60	95.00	4.00	4.35	0.975
2015	95.50	96.90	4.60	5.00	0.975
2016	97.40	98.90	5.00	5.45	0.975
2017	99.40	100.90	5.50	6.00	0.975
Escalate Thereafter	Average 2% per year	Average 2% per year	Average 2% per year	Average 2% per year	0.975

3. Exploration and evaluation assets

(in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at December 31, 2011	6,429	-	6,429
Capital expenditures	3,573	1,537	5,110
Balance at June 30, 2012	10,002	1,537	11,539

4.      Long-term debt

(in thousands of Canadian dollars)	June 30, 2012	December 31, 2011
Long-term debt	112,224	138,820

Interest rates and standby fees for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the interest rates based on Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rate plus 2.0% to 4.0% depending on the ratio of bank debt to cash flow.  For any unused balance of the credit facility, between 0.50% to 1.00% is charged as a standby fee which is recorded in interest expense.  As at June 30, 2012, the marginal interest rate and standby fee were 3.00% and 0.75%, respectively.

As at June 30, 2012, the $112.2 million drawn under the credit facility consisted of CDN$0.4 million and US$109.8 million which was converted at the closing rate of CDN$1.0181 per US$1.00.  Interest was being accrued at a rate of 3.25% per annum.

Equal’s bank credit facility matures in June 2013 and should the lenders decide not to renew the facility, the debt must be repaid by June 2014.  The 2012 annual renewal of the revolving and operating credit facilities did not result in a change to the $200.0 million borrowing base.  The lenders’ consent is required for any draw on the bank credit facility above $185.0 million.

Equal is required to maintain several financial and non-financial covenants.  The primary financial covenant is an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the twelve months ended June 30, 2012, the interest coverage ratio was 6.67 (December 31, 2011 – 6.11).  Equal is in compliance with the terms and covenants of the credit facilities as at June 30, 2012.

5.	Convertible debentures

(in thousands of Canadian dollars)	EQU.DB.B 6.75% Series	Equity Component
Balance at December 31, 2011	41,327	1,588
Accretion	416	-
Balance at June 30, 2012	41,743	1,588

At June 30, 2012, the Company had $45.0 million in face value of 6.75% convertible debentures outstanding with an estimated fair value of $43.2 million (December 31, 2011 - $44.8 million).

6.	Decommissioning provision

The decommissioning provision is estimated by management based on Equal’s working interests in its wells and facilities, estimated costs to remediate, abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred.  At June 30, 2012, the decommissioning provision is estimated to be $33.2 million (December 31, 2011 – $33.1 million), based on a total future liability of $51.2 million (December 31, 2011 - $50.5 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages thirteen years, but extends up to 50 years into the future.  This amount has been calculated using an inflation rate of 2.0% and discounted using a risk free rate of 2.2% as at June 30, 2012 (December 31, 2011 – 2.4%).
The following table reconciles the decommissioning provision:
(in thousands of Canadian dollars)
Balance at December 31, 2011	33,113
Additions	422
Accretion expense	382
Dispositions	(1,978)
Costs incurred	(639)
Change in estimate	1,883
Foreign exchange	12
Balance at June 30, 2012	33,195
Current decommissioning provision	270
Non-current decommissioning provision	32,925
Balance at June 30, 2012	33,195

7.	Share-based compensation

Share options
Equal has a Share Option Plan where the Company may grant share options to its directors, officers and employees.  Each share option permits the holder to purchase one share at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 3 to 5 years.  The exercise price is equal to the market price at the time of the grant.  The forfeiture rate is estimated to be 16%.  The following options have been granted:

(in Canadian dollars, except for number of options)	Number of options	Weighted-average exercise price
Options outstanding at December 31, 2011	1,303,495	$6.47
Options granted	50,000	2.95
Options forfeited	(86,431)	6.93
Options outstanding at June 30, 2012	1,267,064	$6.30
Options exercisable at June 30, 2012	353,885	$6.74

(in Canadian dollars, except for number of options)
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$2.95 to $5.90	283,950	$ 4.53	2.36	35,000	$ 5.11
$6.15 to $6.75	460,898	6.25	1.48	138,888	6.27
$7.13 to $7.26	478,550	7.25	2.52	149,664	7.25
$8.19 to $8.40	43,666	8.20	1.68	30,333	8.21
Balance at June 30, 2012	1,267,064	$ 6.30	2.08	353,885	$ 6.74

Restricted shares
Equal has granted restricted shares to directors, officers, and employees.  Restricted shares vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with shares on the vesting dates of the restricted shares.  Upon vesting of the restricted shares, the plan administrator automatically sells a portion of the common shares on a public stock exchange for the estimated income tax.  The forfeiture rate is estimated to be 16%.

The following restricted shares have been granted:
	Number of restricted shares	Weighted-average grant date fair value
Shares outstanding at December 31, 2011	946,285	$6.57
Granted	1,009,082	3.85
Forfeited	(60,259)	5.53
Vested	(289,554)	6.43
Shares outstanding at June 30, 2012	1,605,554	$4.93

The estimated value of the restricted shares is based on the trading price of the shares on the grant date.

8.	Net income per share

For the three months ended June 30, 2012
(in thousands of Canadian dollars except shares and per share amounts)	Net Income	Weighted Average Shares Outstanding	Per Share
Basic	2,340	35,045,540	$0.07
Diluted	2,340	36,578,251	$0.06
For the calculation of the weighted average number of diluted shares outstanding for the three months ended June 30, 2012, certain options and all restricted shares were included as they were dilutive to the calculation.

For the three months ended June 30, 2011
(in thousands of Canadian dollars except shares and per share amounts)	Net Income	Weighted Average Shares Outstanding	Per Share
Basic	6,492	30,981,324	$0.21
Diluted	7,049	36,796,055	$0.19

For the calculation of the weighted average number of diluted shares outstanding for the three months ended June 30, 2011, certain options, all restricted shares and the 6.75% convertible debentures were included, as they were dilutive to the calculation.

For the six months ended June 30, 2012
(in thousands of Canadian dollars except shares and per share amounts)	Net Income	Weighted Average Shares Outstanding	Per Share
Basic	4,177	35,007,667	$0.12
Diluted	4,177	36,323,880	$0.11

For the calculation of the weighted average number of diluted shares outstanding for the six months ended June 30, 2012, certain options and all restricted shares were included as they were dilutive to the calculation.

For the six months ended June 30, 2011
(in thousands of Canadian dollars except shares and per share amounts)	Net Income	Weighted Average Shares Outstanding	Per Share
Basic	3,110	29,323,193	$0.11
Diluted	3,110	29,955,961	$0.10

For the calculation of the weighted average number of diluted shares outstanding for the six months ended June 30, 2011, certain options and all restricted shares were included, as they were dilutive to the calculation.

9.	Commodity contracts

Equal has entered into commodity contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At June 30, 2012, the following financial derivative contracts were outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012
Collar	Gas	Floor: 2.50 (US$/mmbtu) (2.59 US$/mcf) Ceiling: 3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.00 (US$/mmbtu) (3.11 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.21 US$/mmbtu ($0.22 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.205 US$/mmbtu ($0.212 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2013 – December 31, 2013

Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.95 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.00 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	101.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	102.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf.

The gains (losses) during the periods from the commodity contracts are summarized in the table below.

For the three months ended June 30 (in thousands of Canadian dollars)	2012	2011
Realized gain/(loss) on commodity contracts	2,384	(386)
Unrealized gain on commodity contracts	3,323	6,443
Net gain on commodity contracts	5,707	6,057

For the six months ended June 30 (in thousands of Canadian dollars)	2012	2011
Realized gain/(loss) on commodity contracts	4,259	(257)
Unrealized gain on commodity contracts	2,144	2,261
Net gain on commodity contracts	6,403	2,004

The following sensitivities show the result to pre-tax net income for three months ended June 30, 2012 related to commodity contracts of the respective changes in crude oil, natural gas and fixed basis differential.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts	366	(366)
Natural gas derivative contracts	1,255	(1,255)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts	(67)	67

10.	Interest expense

Equal’s interest expense was comprised of the following below.

For the three months ended June 30
(in thousands of Canadian dollars)	2012	2011
Interest on long-term debt	1,080	1,039
Interest on convertible debentures	969	1,743
	2,049	2,782

For the six months ended June 30
(in thousands of Canadian dollars)	2012	2011
Interest on long-term debt	2,448	1,538
Interest on convertible debentures	1,929	4,387
	4,377	5,925

11.	Segmented information

For the three months ended June 30, 2012 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Oil, NGL and natural gas revenues	6,444	17,314	-	23,758
Net income/(loss)	(3,957)	9,883	(3,586)	2,340
Total assets	109,619	334,501	-	444,120

For the three months ended June 30, 2011 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Oil, NGL and natural gas revenues	21,769	20,441	-	42,210
Net income/(loss)	6,728	5,636	(5,872)	6,492
Total assets	175,923	307,842	-	483,765

For the six months ended June 30, 2012 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Oil, NGL and natural gas revenues	15,523	39,422	-	54,945
Net income/(loss)	(2,678)	14,341	(7,486)	4,177
Total assets	109,619	334,501	-	444,120

For the six months ended June 30, 2011 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Oil, NGL and natural gas revenues	40,128	37,031	-	77,159
Net income/(loss)	6,530	10,096	(13,516)	3,110
Total assets	175,923	307,842	-	483,765